Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of November 15, 2019 by and between FinServ Holdings LLC, a Delaware limited liability company, Lee Einbinder and Howard Kurz (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of FinServ Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated November 15, 2019, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: November 15, 2019	FINSERV HOLDINGS LLC

	By:	/s/ Lee Einbinder
Name: Lee Einbinder
Title: Managing Member

Date: November 15, 2019	/s/ Lee Einbinder
Lee Einbinder

Date: November 15, 2019	/s/ Howard Kurz
Howard Kurz